Room 4561

      April 18, 2006

Mr. Thomas A. Mutryn
Senior Vice President and Chief Financial Officer
GTSI Corp.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

      Re:	GTSI Corp.
		Form 8-K
      Filed March 16, 2006, April 7, 2006 and April 14, 2006
      File No. 000-19394

Dear Mr. Mutryn,

      We have reviewed the above referenced filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-Ks filed on April 7, 2006 and April 14, 2006

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. We note your response to prior comment number 1, your amended disclosure in the Form 8-K filed on April 14, 2006 and your new disclosure in the Form 8-K filed on April 7, 2006. Your disclosure indicates that you are restating your March 31, 2005, June 30,
2005
and September 30, 2005 Form 10-Qs for inventory valuation and revenue recognition issues. Tell us how you determined that these errors only impacted the fiscal year 2005 quarters. That is, tell us how you determined that the correction of these errors did not have a material impact on your Form 10-K as of and for the year ended December 31, 2005 and periods prior to the fiscal year 2005.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

      You may contact Chris White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comment.


								Sincerely,



								Stephen Krikorian
								Accounting Branch Chief
Mr. Thomas A. Mutryn
GTSI Corp.
April 18, 2006
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